Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Enters Cooperation Agreement

to Develop a Casino, Hotel, Retail and Entertainment Complex in the Philippines

Macau, October 25, 2012 – Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) (SEHK:6883) (Nasdaq:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announces that MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of Melco Crown Entertainment, has entered into a cooperation agreement (the “COA”) with SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) to, among other things, regulate the relationship among the parties to the COA, and provide for the contribution of certain amounts to the casino, hotel, retail and entertainment complex in Manila, the Philippines (“the Project”).

Further details can be found in the 6-K announcement titled “Announcement Discloseable Transaction Relating to the Philippine Project”, filed on 25 October 2012 (the “Cooperation Agreement Announcement”). Unless otherwise stated herein, capitalised terms used in this release shall have the same meanings as those defined in the Cooperation Agreement Announcement. In addition to the COA, the Closing Arrangement Agreement (“CAA”) and the Lease Agreement have been entered into by the relevant parties, but the Lease Agreement and the COA will not be effective until Closing. The terms and condition of the COA and the related agreements are discussed below.

The COA stipulates that on Closing the Licensees shall, amongst other things, designate MCE Leisure as the Special Purpose Entity under the Casino License and MCE Leisure shall have the exclusive management, operation and control of the Project.

Under the CAA which sets out the conditions for Closing to occur, Belle shall design, construct and complete the Phase 1 Building and the Phase 2 Building in accordance with the terms set out in the CAA and will, on Closing, lease to MCE Leisure (or its designated entity) the Land and Building Structures for the operation of a hotel, casino, and resort complex, with retail, entertainment, convention, exhibition, food and beverage services as well as other associated activities. The Operating Agreement will be signed on Closing and will govern the operation of the Project until the expiry of the Casino License (currently expected to be in July 2033).

Under the Operating Agreement, in consideration of PLAI agreeing to the appointment of MCE Leisure as the Special Purpose Entity under the Casino License in place of PLAI, MCE Leisure shall pay to PLAI Monthly Payments to be derived from the gaming revenues generated from the Project and shall be responsible for the PAGCOR license fee and all applicable costs and expenses relating to the operation and management of the Project. Such license fee, costs and expenses shall be deducted in calculating the Monthly Payments. MCE Leisure is entitled to retain all profits from non-gaming operations.

MCE Leisure’s total investment in the Project up to Opening is currently expected to be approximately US$600 million, contributed by a combination of cash, cash flow and partly funded by debt financing for approximately US$325 million. The broad economic arrangement between the Parties is designed to allocate total property EBITDA approximately equally, subject to overall property revenue and profitability levels.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “Through our management team’s tireless efforts since completing the Memorandum of Agreement in July 2012, we are pleased to announce this key milestone in relation to realizing our Philippines venture. We are confident that this project will not only move us closer towards realizing our vision of becoming one of the leading gaming companies in Asia, but will also provide us with a platform for further expansion in Asia, allowing us to capitalize on future opportunities to drive long term shareholder value.

“The success of Macau as a gaming and entertainment destination has led to the proliferation of gaming across the Asia Pacific region. With our strong foothold in Macau and experience in developing and operating world-class integrated entertainment resorts, such as City of Dreams, we are perfectly positioned to add a new dimension to the gaming and entertainment industry in the Philippines, enabling us to benefit from the anticipated growth in the leisure and tourism industry. We believe the Philippines is well placed to take advantage of the increasingly affluent and growing Asian middle class who continue to seek new travel destinations and experiences throughout Asia.

“We look forward to working closely with our highly regarded business partners in the Philippines and the Philippines Government to bring this exciting new business venture into realization.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK:6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq:MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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